FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                For January 2004


                              United Utilities PLC
                 (Translation of registrant's name into English)

                     Dawson House, Great Sankey, Warrington
                            Cheshire ENGLAND WA5 3LW
                    (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F...X...                            Form 40-F......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

               Yes......                              No...X....


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

..............................N/A...........................................

                              UNITED UTILITIES PLC
           INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2003
              INCLUDING A SUMMARY OF DIFFERENCES BETWEEN UK AND US
                    ACCOUNTING PRINCIPLES GENERALLY ACCEPTED

3 December 2003

           INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2003

         IMPROVED PERFORMANCES ACROSS ALL BUSINESSES DRIVE PROFIT GROWTH

o Profit on ordinary activities before goodwill amortisation, exceptional items and taxation - increased by 4.4 per cent to(pound)171 million
o Licensed multi-utility operations - innovative rights issue and IDoK ahead of next review period
o Business process outsourcing - segmental operating profit* increased by 41 per cent to (pound)12 million
o Infrastructure management - segmental operating profit* increased by 14 per cent to (pound)32 million
o   Telecommunications - turnover increased by 10 per cent to (pound)87 million
o   Interim dividend per ordinary share of 14.43 pence

* Segmental operating profit/loss is defined as the profit/loss on ordinary activities before non-operating items, goodwill amortisation, exceptional items, interest and taxation for a segment as shown in the segmental analysis by class of business disclosed later in this document. This is a measure regularly reviewed by management to assess segment performance.

Chief Executive John Roberts said:

"I'm pleased to report that improved performances across all of our businesses have contributed to profit growth in the first half of the year. This maintains our record of continuously improving profit throughout the current regulatory period.

"During the period, the extent of the future investment demands for our licensed multi-utility operations business became clearer, principally driven by European Union directives. The funding requirements of our regulated businesses drove our decision to raise (pound)1 billion from our shareholders, through an innovative two-stage rights issue. The resolution approving the issue of new equity was passed at our EGM with 98.2 per cent of votes cast in favour. 91.3 per cent of the Initial A Shares were taken up and the balance was successfully placed in the market at a premium.

"Recently we received Ofwat's draft decision on our Interim Determination of K ("IDoK") application, which recognises additional costs which were not predicted by Ofwat when prices were set at the last periodic review. In its draft determination, Ofwat proposed that United Utilities Water be allowed to increase real prices by a further 3.7 per cent, to a total real increase of 8.2 per cent, in 2004/05. Ofwat has also confirmed our concerns with regard to the value for money on part of the capital programme dealing with unsatisfactory intermittent discharges. As it's unlikely that this issue will be resolved by next week, when Ofwat release their final IDoK determination, recognition of these costs will probably be deferred until AMP4.

"Our support services businesses continue to make significant progress, with operating profit from these businesses tripling since 2000. Vertex, our business process outsourcing business, has had a particularly pleasing six months, having seen a substantial increase in operating profit as the start-up costs associated with our major public sector contracts with Westminster City Council and the Department for Work and Pensions, have come to an end. Operating margins also improved, to 6.8 per cent, having almost doubled in the last three years.

"In addition, Vertex has achieved some notable renewals and extensions of contracts in the period. For example, it has signed a nine-year contract with Powergen, which replaces its previous contract with TXU Europe, and has recently agreed terms for an extended range of customer management services to Vodafone.

"United Utilities Contract Solutions has continued to grow operating profit. The Scottish Water contract, which involves the management of the delivery of new capital expenditure in Scotland, mainly to improve environmental standards, commenced in the summer, and further confirms our position as the leading player in the UK outsourced utility infrastructure market.

"Our telecommunications business, Your Communications, continues to be on track to be a net cash contributor to the group on a post-tax basis this year. We've had continued success in growing sales, which increased by 10 per cent compared to the corresponding period last year, and reducing operating losses, which have fallen as we've increased turnover and controlled operating costs."

Commenting on the outlook for United Utilities, John Roberts said:

"We expect that operating profits in our water business will benefit significantly from an expected allowed real price increase of at least 8.2 per cent next year. Our support services businesses are also set to grow, as they benefit from recent contract wins and renewals with Scottish Water, Powergen and Vodafone.

"The next year will also provide greater clarity for our water and electricity businesses as we enter the final stages of the periodic review process. The challenge for both regulators now is to meet the requirements of all stakeholders. In particular they need to balance the desire for environmental improvements with prices for customers which represent value for money.

"We welcome the increased transparency Ofwat has brought to the review process. This has served to reduce regulatory uncertainty, which can only help to improve the industry's access to capital markets over the longer term. In light of Ofwat's recent announcements, we continue to expect that the water review will provide acceptable returns for shareholders, with the potential for further upside from regulatory outperformance."

In conclusion, the Chairman, Sir Richard Evans, said:

"I'm pleased that the business has moved forward significantly over the past six months, by delivering on key strategic objectives. In line with our promise to maintain dividends in real terms, the board has decided to increase the interim dividend, after adjusting for the rights issue, by 2.6 per cent. The board is also pleased that shareholders demonstrated their support for the group's management and prospects, through their take-up of the rights issue."

DIVIDEND

Prior period dividends have been re-presented for comparative purposes to take account of the bonus element of the first stage of the rights issue. For details of the re-presented prior year non-GAAP measure and computation thereof, refer to note 11 of the unaudited condensed consolidated financial information. The factor applied to the prior period dividends is 0.9072, calculated using 576.0 pence per ordinary share, this being the closing price on 25 July 2003, the last business day prior to the announcement of the rights issue.

The board has declared an interim dividend in respect of the six months ended 30 September 2003 of 14.43 pence per ordinary share, and 7.215 pence per A share. This is an increase of 2.6 per cent on last year's re-presented interim dividend of 14.06 pence. These dividends will be paid on 9 February 2004 to shareholders on the register at the close of business on 19 December 2003. The ex-dividend date for the interim dividend is 17 December 2003.

FINANCIAL PERFORMANCE

Turnover (including share of joint ventures) rose 12.0 per cent to (pound)1,024.6 million, reflecting growth across all businesses.

Profit on ordinary activities before non-operating items, goodwill amortisation, exceptional items, interest and tax (including share of joint ventures) rose 4.6 per cent to (pound)290.9 million compared with the same period in the previous year. This increase primarily reflected improved operating profits in infrastructure management, business process outsourcing and licensed multi-utility operations, and reduced operating losses in telecommunications.

After a 5.0 per cent increase to (pound)119.9 million in net interest payable, profit on ordinary activities before goodwill amortisation, exceptional items and tax increased by 4.4 per cent to (pound)171.0 million. Interest charges increased due to the higher level of borrowings to fund our capital expenditure programme, mitigated by lower average borrowing costs.

Goodwill amortisation was (pound)4.3 million, compared with (pound)3.5 million in the corresponding period last year. The increase principally reflects the goodwill arising from the acquisition of 7C by Vertex in December 2002.

The group recorded a current tax credit of (pound)2.4 million during the period. The deferred tax credit on ordinary activities was (pound)7.1 million, compared with a charge of (pound)49.4 million in the corresponding period last year. This credit is principally due to the increased discount applied to the gross provision, reflecting the movement in gilt yields in the period.

Basic earnings per share increased by 35.1 per cent to 28.5p. Basic earnings per share have been restated for all periods prior to the rights issue to reflect the bonus element of the first stage of the rights issue.

Adjusted basic earnings per share have been restated for all periods prior to the rights issue to reflect the full bonus element of the rights issue. The adjustment factor is 0.8646, calculated using 531.5p per ordinary share, this being the closing price on 26 August 2003, the date of approval of the rights issue at the Extraordinary General Meeting.

Adjusted basic earnings per share increased by 48.9 per cent to 27.7p, largely as a result of the reduction in the deferred tax charge. Excluding deferred tax, adjusted basic earnings per share increased by 1.1 per cent to 26.6p.

Net debt at 30 September 2003 was (pound)3,228.0 million, a reduction of (pound)145.9 million compared with 31 March 2003. This is after the receipt of around (pound)500 million from the first stage of the rights issue, and also reflects the earlier payment of the 2002/03 final dividend, totalling (pound)178.2 million, which was brought forward from October to August.

Gearing, calculated as net debt divided by net debt plus equity shareholders' funds, fell from 57.1 per cent, at 31 March 2003, to 50.9 per cent at 30 September 2003.

Since 31 March 2003 the group has issued (pound)373 million of various long-dated bonds and there have also been time extensions on existing medium term committed bank facilities of (pound)50 million. Cash and short term investments at 30 September 2003 were (pound)967 million which, together with net undrawn facilities of (pound)675 million and committed but undrawn term funding of (pound)10 million, provides substantial pre-funding for the group's capital investment programme.

OPERATING PERFORMANCE

LICENSED MULTI-UTILITY OPERATIONS

o  Turnover increased by 6.4 per cent to (pound)642.5 million
o  Segmental operating profit* increased by 1.3 per cent to (pound)254.9 million
o  Net operating assets of (pound)6,870.0 million

Turnover increased by 6.4 per cent to (pound)642.5 million, principally reflecting an allowed real price increase of 4 per cent in our water and wastewater charges.

Segmental operating profit* increased by 1.3 per cent to (pound)254.9 million for the period. This was mainly as a result of the allowed real price increase for United Utilities Water, partially offset by a number of factors, principally higher operating costs and depreciation due to the expanding asset base resulting from capital expenditure on quality related obligations.

In November, United Utilities received Ofwat's draft determination on its Interim Determination of K ("IDoK") application, which was submitted earlier in the year. In its draft determination Ofwat has issued a counter notice relating to costs already incurred and forecast to be incurred on part of the capital programme dealing with unsatisfactory intermittent discharges ("UIDs"), and has stated that it wishes to consider further evidence on this programme before arriving at a final conclusion.

Ofwat confirmed United Utilities' concerns regarding value for money with respect to a proportion of the UID programme. In arriving at its draft determination Ofwat eliminated the allowed expenditure for these projects, and expects to substitute the costs of revised schemes as agreed by the company with the Environment Agency and DEFRA. As it is unlikely that such revised schemes will be agreed in a time frame to allow recovery of these costs in the prices set from 1 April 2004, recognition of these costs will probably be deferred until the price review, and recovered in prices from 1 April 2005.

Ofwat is due to announce its final determination on United Utilities' IDoK application on 11 December 2003.

By 31 March 2004 the water regulator requires United Utilities to have delivered around three-quarters of its 840 AMP3 capital enhancement outputs. The company anticipates that it will still be ahead of its regulatory schedule at the end of the financial year.

Capital investment in the period was (pound)473.2 million, the highest ever by United Utilities during a six month period, of which (pound)409.0 million related to water and wastewater and (pound)64.2 million to electricity distribution. The company continues to expect capital expenditure in the full year to be around (pound)1 billion.

Charlie Cornish has been appointed as Managing Director of United Utilities Service Delivery, with effect from 12 January 2004. Mr Cornish, aged 43, is currently Chief Operating Officer for Thames Water, responsible for service delivery, including operations and capital programmes. Prior to working for Thames he was Chief Executive of West of Scotland Water Authority.

INFRASTRUCTURE MANAGEMENT

o  Turnover increased by 18.1 per cent to(pound)207.2 million
o  Segmental operating profit* (including share of joint ventures) increased by
   14.3 per cent to(pound)32.0 million
o  Net operating assets of(pound)103.2 million

United Utilities Contract Solutions applies the core infrastructure management skills of the licensed multi-utility businesses to growth markets, serving over 10 million people throughout the UK and overseas.

Operations management

Operations management develops and operates contracts in selected markets based on the group's core infrastructure management skills. It has a focused approach to pursuing opportunities with the objective of securing long-term relationships and operational sources of income whilst limiting financial exposure.

During the period, Scottish Water Solutions was established. This is a joint venture company consisting of United Utilities (in conjunction with Galliford Try and Morgan Est), Stirling Water and Scottish Water.

Scottish Water Solutions will deliver the bulk of Scottish Water's four-year (pound)1.8 billion capital investment programme, the funding for which will be provided by Scottish Water. Martin Bradbury, previously the Asset Management Director within United Utilities Service Delivery, has been seconded as Scottish Water Solutions' Chief Operating Officer.

The key objectives of Scottish Water Solutions are to deliver Scottish Water's capital programme on time, whilst making efficiencies both in terms of delivery and whole life asset costs. A management team has already been established, which now leads a workforce of over 400 employees, who have been seconded from partners within the consortium. Having commenced operations in the summer, the consortium is expecting to have delivered over (pound)200 million of the programme by the end of this financial year.

In November, United Utilities, in partnership with the European Bank for Reconstruction and Development ("EBRD"), increased its shareholdings in its European concessions, subject to regulatory approval, by agreeing to buy International Water's shareholdings in Sofijska Voda AD in Bulgaria, AS Tallinna Vesi in Estonia and Przedsiebiorstwo Komunalne Aqua SA in Bielsko-Biala in Poland.

Following the acquisition, the shareholdings will be held in a joint venture company that is owned equally by United Utilities and the EBRD. This is the first time that the EBRD has taken a substantial equity position alongside a water utility, giving United Utilities a strong strategic partner in Europe, and a platform for further growth.

The Welsh Water contract continues to perform well, both in terms of service levels and costs. Glas Cymru has published its plans for the letting of the contract post 31 March 2005 and United Utilities has made a pre-qualification submission. Based on United Utilities' performance the company believes that it is well placed to win further business with Glas Cymru.

Green energy

United Utilities is also developing a number of schemes, with a potential capacity of up to 100MW, that capitalise on the group's presence as owner of electricity, water and land assets in North West England.

Plans for the wind farm at Scout Moor, in Lancashire, which has a potential capacity of up to 65MW, have now been lodged with the Department of Trade and Industry, which decides on planning consents for all developments over 50MW in England.

United Utilities is continuing to appraise and develop its offshore wind farm opportunity at Scarweather Sands, which has a potential capacity of 90MW. The public inquiry into this project started in November 2003.

Network services

United Utilities Networks is a national market leader in the rapidly developing multi-utility metering and connections markets. The business provides gas, water, electricity and telecommunications connections and metering to domestic, commercial and industrial developers.

Due to an increasingly tough regulatory climate, and its relatively small scale, United Utilities sold its private gas networks business, in October 2003, to East Surrey Holdings plc for (pound)3.1 million.

The metering services contract with British Gas Trading continues in its formative stages, as BGT and United Utilities align their business processes to address the expected separation issues accompanying this innovative contract. Activity levels in the second half and beyond should grow further as the contract moves out of its mobilisation phase.

BUSINESS PROCESS OUTSOURCING

o  Turnover increased by 25.3 per cent to (pound)178.9 million
o  Segmental operating profit* increased by 40.7 per cent to (pound)12.1 million
o Segmental operating profit* margin increased from 6.0 per cent to 6.8 per cent
o  Net operating assets of (pound)114.6 million

Vertex provides business process outsourcing services to utilities, local and central government and the service segment of the private sector. Vertex specialises in transforming front and back-office processes and the management of customer relationships. This is particularly relevant to clients with large customer bases, such as in the utility and public sectors, who require customer management and transformational capability, and the associated cost savings, when outsourcing their business processes.

Sales growth in the period was principally due to new contributions from public sector contracts with the Department for Work and Pensions and Westminster City Council, both of which commenced in the second half of the previous year.

Vertex's segmental operating profit* margin improved to 6.8 per cent from 6.0 per cent in the same period last year. This increase reflects the increasing maturity of the external contract portfolio and the relatively low level of contract mobilisation costs during the period.

In July Vertex signed a contract with Powergen, replacing Vertex's previous contract with TXU Europe. It has an overall term of nine years and is subject to review after four years. Vertex had been providing services to Powergen since Powergen acquired TXU Europe's retail business in October 2002, and this contract consolidates the relationship between the two companies. Prior to the acquisition, Vertex had been providing services to TXU Europe under a 10-year contract, which was signed in August 2002.

Vertex has recently agreed renewal terms for its contract to provide customer management services with Vodafone. The new contract also expands the range of services provided to Vodafone.

In addition Vertex has also signed a contract with Lloyds TSB to provide customer management and IT related billing services for its home energy and telephony offering, which was launched in the summer.

During the period Vertex has agreed terms with Orange to provide a range of inbound customer management services. Under the terms of the new contract, Vertex will provide customer services support for Orange pay-as-you-go customers including customer registrations, phone code unlock assistance and phone credit activation.

Capacity at Vertex's Indian contact centre, which was acquired from 7C in December 2002, has increased from around 220, to nearly 900 employees. This front and back-office capability is currently being utilised by a number of Vertex's private sector clients.

In the period, just over half of Vertex's revenues were derived from contracts renewed or secured in the last eighteen months, testament to the increasing momentum of the business.

TELECOMMUNICATIONS

o Business turnover increased by 11.0 per cent to (pound)70.5 million o Turnover increased by 9.6 per cent to (pound)86.9 million o Segmental operating loss* reduced by 7.8 per cent to (pound)9.4 million o Net operating assets of (pound)199.5 million

Your Communications offers voice, basic and advanced data communication services to the public sector, and small and medium-sized corporate customers, predominantly in the Midlands and North of England.

Business sales from voice and data services increased by 11.0 per cent to (pound)70.5 million, and premium rate services increased by 3.8 per cent to (pound)16.4 million. This reflects further progress in the changing of Your Communications' sales mix to higher margin business customers.

Segmental operating losses fell by 7.8 per cent to (pound)9.4 million, due to increased turnover and control of operating costs. Headcount has been reduced by around a third since April 2001, as the network building phase of the business has been completed.

Your Communications remains on track to be a net cash contributor to the group, on a post-tax basis, in 2003/04.

                                       UNITED KINGDOM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                                       UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION
Consolidated profit and loss account

                                          Six months ended 30             Six months ended 30          Year ended 31 March 2003
                                             September 2003                 September 2002

                                      Before                           Before                           Before
                                    goodwill    Goodwill             goodwill      Before             goodwill      Before
                                         and         and                  and         and                  and         and
                                 exceptional exceptional          exceptional exceptional          exceptional exceptional
                                       items       items    Total       items       items    Total       items       items    Total
                             Note   (pound)m    (pound)m (pound)m    (pound)m    (pound)m (pound)m    (pound)m    (pound)m (pound)m
Turnover: group and share of         1,024.6           -  1,024.6       914.8           -    914.8      1,920.5          -  1,920.5
joint ventures
Less: share of joint venture           (23.4)          -    (23.4)      (21.8)          -    (21.8)       (41.7)         -    (41.7)
turnover
                                  --------------------------------------------------------------------------------------------------

Group turnover                       1,001.2           -  1,001.2       893.0           -    893.0      1,878.8          -  1,878.8
Net operating costs                   (718.0)       (4.0)  (722.0)     (621.7)      (31.7)  (653.4)    (1,332.7)     (36.1)(1,368.8)
                                  --------------------------------------------------------------------------------------------------

Group operating profit                 283.2        (4.0)   279.2       271.3       (31.7)   239.6        546.1      (36.1)   510.0
Share of operating profit of             7.7        (0.3)     7.4         6.7        (0.3)     6.4         15.6       (0.7)    14.9
joint ventures
                                  --------------------------------------------------------------------------------------------------

Profit before non-operating            290.9        (4.3)   286.6       278.0       (32.0)   246.0        561.7      (36.8)   524.9
items, interest and tax
Non-operating exceptional items 3          -           -       -            -        34.0     34.0            -        34.0    34.0
                                  --------------------------------------------------------------------------------------------------

Profit on ordinary activities          290.9        (4.3)   286.6       278.0         2.0    280.0        561.7       (2.8)   558.9
before interest
Net interest payable and
similar charges:
Group                                 (113.8)          -   (113.8)     (108.0)          -   (108.0)      (220.1)         -   (220.1)
Joint ventures                          (6.1)          -     (6.1)       (6.2)          -     (6.2)       (11.3)         -    (11.3)
                                  --------------------------------------------------------------------------------------------------

                                      (119.9)          -   (119.9)     (114.2)          -   (114.2)      (231.4)         -   (231.4)
                                  --------------------------------------------------------------------------------------------------

Profit on ordinary activities          171.0        (4.3)   166.7       163.8         2.0    165.8        330.3       (2.8)   327.5
before taxation
Current taxation credit on      4        2.4           -      2.4         6.6           -      6.6         29.1          -     29.1
profit on ordinary activities
Deferred taxation credit/       4        7.1           -      7.1       (49.4)          -    (49.4)       (85.9)         -    (85.9)
(charge) on ordinary activities
Exceptional taxation credit     4          -           -        -           -         5.8      5.8            -        9.4      9.4
                                  --------------------------------------------------------------------------------------------------

Taxation on profit on ordinary           9.5           -      9.5       (42.8)        5.8    (37.0)       (56.8)       9.4    (47.4)
activities
                                  --------------------------------------------------------------------------------------------------

Profit on ordinary activities          180.5        (4.3)   176.2       121.0         7.8  128.8          273.5        6.6    280.1
after taxation
Equity minority interest                (1.0)          -     (1.0)       (1.2)          -  (1.2)           (2.3)         -     (2.3)
                                  --------------------------------------------------------------------------------------------------

Profit for the period                  179.5        (4.3)   175.2       119.8         7.8    127.6        271.2        6.6    277.8
Dividends                      11                          (102.6)                           (86.2)                          (264.8)
                                                          --------                         --------                         --------

Retained profit for the period                               72.6                             41.4                             13.0
                                                          --------                         --------                         --------


Basic earnings per share        5                           28.5p                            21.1p                             45.8p
Adjusted basic earnings per
share                           6                           27.7p                            18.6p                             42.2p
Diluted earnings per share      5                           28.3p                            21.0p                             45.7p

Dividends per ordinary share   11                          14.43p                            15.5p                             47.6p
Dividends per A share          11                          7.215p                              N/A                               N/A
Re-presented dividends per     11                          14.43p                           14.06p                            43.18p
ordinary share (post rights
issue)

Adjusted dividend cover         9                            1.75                             1.39                              1.02
Dividend cover                 10                            1.71                             1.48                              1.05
Adjusted interest cover         7                            2.43                             2.43                              2.43
Interest cover                  8                            2.39                             2.45                              2.42


Consolidated balance sheet
                                                                30 September   30 September     31 March
                                                                        2003           2002         2003
                                                                    (pound)m       (pound)m     (pound)m
Fixed assets
Intangible assets                                                       65.8           65.6         69.2
Tangible assets                                                      7,401.1        6,804.0      7,087.3
Investments in joint ventures:
-share of gross assets                                                 248.3          186.8        220.8
-share of gross liabilities                                           (197.1)        (141.4)      (180.6)
                                                              -------------------------------------------

                                                                        51.2           45.4         40.2
Other investments                                                       10.2           18.4         19.4
                                                              -------------------------------------------

                                                                     7,528.3        6,933.4      7,216.1
                                                              -------------------------------------------


Current assets
Stocks                                                                  24.9           11.3         20.6
Debtors                                                                507.8          445.4        446.9
Investments                                                            956.3          474.9        668.9
Cash at bank and in hand                                                31.3           28.0         38.5
                                                              -------------------------------------------

                                                                     1,520.3          959.6      1,174.9
Creditors: amounts falling due within one year                      (1,161.8)      (1,374.0)    (1,424.1)
                                                              -------------------------------------------

Net current assets/(liabilities)                                       358.5        (414.4)      (249.2)
                                                              -------------------------------------------

Total assets less current liabilities                                7,886.8        6,519.0      6,966.9
Creditors: amounts falling due after more than one year             (4,423.8)      (3,637.8)    (4,070.6)
Provisions for liabilities and charges                                (333.5)        (310.4)      (345.0)
                                                              -------------------------------------------

Net assets                                                           3,129.5        2,570.8      2,551.3
                                                              -------------------------------------------

Capital and reserves
Called up share capital                                                711.5          556.0        556.5
Share premium account                                                1,023.1          671.9        674.3
Profit and loss account                                              1,376.2        1,326.8      1,302.8
                                                              -------------------------------------------

Equity shareholders' funds                                           3,110.8        2,554.7      2,533.6
Equity minority interest                                                18.7           16.1         17.7
                                                              -------------------------------------------

Capital employed                                                     3,129.5        2,570.8      2,551.3
                                                              -------------------------------------------



Consolidated cash flow statement


                                                                      Six months ended         Year ended

                                                                30 September   30 September     31 March
                                                                        2003           2002         2003
                                                                    (pound)m       (pound)m     (pound)m

Net cash inflow from operating activities                              403.7          367.1        851.5
Income from joint ventures                                               0.5            1.3          2.8
Returns on investments and servicing of finance                       (112.1)        (105.7)      (218.9)
Taxation                                                                (1.1)           0.6            -
Capital expenditure and financial investment                          (473.4)        (310.8)      (697.9)
Acquisitions and disposals
Acquisitions                                                            (3.9)          (0.2)        (4.9)
Disposals                                                                  -           11.3          7.9
                                                              -------------------------------------------
                                                                        (3.9)          11.1          3.0
Equity dividends paid                                                 (178.2)          (0.3)      (262.0)
                                                              -------------------------------------------
Cash outflow before use of liquid resources and financing             (364.5)         (36.7)      (321.5)
Management of liquid resources                                        (285.2)         (86.1)      (282.0)
Financing
Issues of shares                                                       503.8            0.4          3.3
Increase  in debt                                                      134.6          107.6        610.5
                                                              -------------------------------------------
                                                                       638.4          108.0        613.8
                                                              -------------------------------------------
(Decrease)/Increase in cash                                            (11.3)         (14.8)        10.3
                                                              -------------------------------------------



Reconciliation of net cash flow to movement in net debt


                                                                      Six months ended         Year ended

                                                                30 September   30 September     31 March
                                                                        2003           2002         2003
                                                                    (pound)m       (pound)m     (pound)m

(Decrease)/Increase in cash                                            (11.3)         (14.8)        10.3
Cash inflow from increase in debt                                     (134.6)        (107.6)      (610.5)
Cash outflow from management of liquid resources                       285.2           86.1        282.0
                                                            ---------------------------------------------
Change in net debt resulting from cash flows                           139.3          (36.3)      (318.2)
Exchange adjustments and other non-cash adjustments                      6.6           (0.2)         5.1
                                                            ---------------------------------------------
Movement in net debt                                                   145.9          (36.5)      (313.1)
Opening net debt                                                    (3,373.9)      (3,060.8)    (3,060.8)
                                                            ---------------------------------------------
Closing net debt                                                    (3,228.0)      (3,097.3)    (3,373.9)
                                                            ---------------------------------------------

Statement of total recognised gains and losses


                                                                      Six months ended         Year ended

                                                                30 September   30 September     31 March
                                                                        2003           2002         2003
                                                                    (pound)m       (pound)m     (pound)m
Profit for the period:
Group                                                                  176.2          127.8        275.9
Joint ventures                                                          (1.0)          (0.2)         1.9
                                                            ---------------------------------------------
                                                                       175.2          127.6        277.8
Exchange adjustments                                                     0.8           (7.2)        (2.8)
                                                            ---------------------------------------------
Total gains and losses recognised since last annual report             176.0          120.4        275.0
                                                            ---------------------------------------------



Reconciliation of movement in equity shareholders' funds

                                                                      Six months ended         Year ended

                                                                30 September   30 September     31 March
                                                                        2003           2002         2003
                                                                    (pound)m      (pound)m     (pound)m

Profit for the period                                                  175.2          127.6        277.8
Dividends                                                            (102.6)         (86.2)      (264.8)
                                                            ---------------------------------------------
Retained profit for the period                                          72.6           41.4         13.0
New share capital issued                                               503.8            0.4          3.3
Goodwill on business disposals                                             -            0.9          0.9
Exchange adjustments                                                     0.8          (7.2)        (2.8)
                                                            ---------------------------------------------
Net increase in equity shareholders' funds for the period              577.2           35.5         14.4
Opening equity shareholders' funds                                   2,533.6        2,519.2      2,519.2
                                                            ---------------------------------------------
Equity shareholders' funds                                           3,110.8        2,554.7      2,533.6
                                                            ---------------------------------------------


Net cash inflow from operating activities

                                                                      Six months ended         Year ended

                                                                30 September   30 September     31 March
                                                                        2003           2002         2003
                                                                    (pound)m       (pound)m     (pound)m

Group operating profit                                                 279.2          239.6        510.0
Exceptional items within group operating profit                            -           28.5         29.3
                                                            ---------------------------------------------
Group operating profit before exceptional items                        279.2          268.1        539.3
Depreciation                                                           178.5          170.8        349.8
Amortisation of goodwill and intangible assets                           4.0            3.8          7.1
Profit on disposal of tangible fixed assets                             (1.6)          (0.7)        (4.5)
Stocks increase                                                         (4.3)          (2.5)       (11.8)
Debtors increase                                                       (53.6)         (37.1)       (21.9)
Creditors increase/(decrease)                                            3.8          (31.4)         0.6
Outflow related to exceptional items                                    (2.3)          (3.9)        (7.1)
                                                            ---------------------------------------------
Net cash inflow from operating activities                              403.7          367.1        851.5


Segmental analysis by class of business

                                                                      Six months ended         Year ended

                                                                30 September   30 September     31 March
                                                                        2003           2002         2003
Turnover                                                            (pound)m       (pound)m     (pound)m
Licensed multi-utility operations                                      642.5          604.1      1,230.1
Infrastructure management                                              207.2          175.4        397.1
Business process outsourcing                                           178.9          142.8        307.6
Telecommunications                                                      86.9           79.3        161.7
                                                            ---------------------------------------------
                                                                     1,115.5        1,001.6      2,096.5
Inter-business eliminations                                            (90.9)         (86.8)      (176.0)
                                                            ---------------------------------------------
                                                                     1,024.6          914.8      1,920.5
                                                            ---------------------------------------------


                                                                      Six months ended         Year ended

                                                                30 September   30 September     31 March
                                                                        2003           2002         2003
Profit / (loss) before non-operating items, interest and tax        (pound)m       (pound)m     (pound)m
Licensed multi-utility operations                                      254.9          251.7        502.8
Infrastructure management                                               32.0           28.0         58.8
Business process outsourcing                                            12.1            8.6         18.8
Telecommunications                                                      (9.4)         (10.2)       (19.5)
Other activities                                                         3.7            2.2          5.1
Corporate costs                                                         (2.4)          (2.3)        (4.3)
                                                            ---------------------------------------------
                                                                       290.9          278.0        561.7
Goodwill amortisation                                                  (4.3)           (3.5)        (7.5)
                                                            ---------------------------------------------
Continuing operations, before exceptional items                        286.6          274.5        554.2
Exceptional items                                                        -            (28.5)       (29.3)
                                                            ---------------------------------------------
Profit before non-operating items, interest and tax                    286.6          246.0        524.9
                                                            ---------------------------------------------



                                                                30 September   30 September     31 March
                                                                        2003           2002         2003
Net operating assets                                                (pound)m       (pound)m     (pound)m

Licensed multi-utility operations                                    6,870.0        6,385.6      6,553.7
Infrastructure management                                              103.2           86.9         82.8
Business process outsourcing                                           114.6           86.8        121.6
Telecommunications                                                     199.5          193.7        197.1
Other activities                                                      (42.0)         (57.1)       (46.9)
                                                            ---------------------------------------------
                                                                     7,245.3        6,695.9      6,908.3
                                                            ---------------------------------------------

Net operating assets comprise fixed assets and net current assets excluding net debt, corporation and deferred tax and dividends.

NOTES

1. Basis of preparation
The results for the period ended 30 September 2003, which are unaudited, have been prepared in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP) on the basis of accounting policies consistent with those set out in the annual report to shareholders for the year ended 31 March 2003.

The financial information set out in this statement relating to the year ended 31 March 2003 does not constitute statutory accounts for that period. Full audited accounts of United Utilities PLC in respect of that financial period (which received an unqualified audit opinion and did not contain a statement under either section 237(2) or (3) of the Companies Act 1985) have been delivered to the Registrar of Companies.

2. Rights Issue
The 5 for 9 rights issue, structured so that the proceeds are received in two stages, was approved at the Extraordinary General Meeting of shareholders on 26 August 2003. The first tranche of the proceeds, received during September 2003, raised (pound)502.3 million (net of costs) from the issuing of 309,286,997 A shares. The first dividend for which the initial A shares will rank is the 2003/04 interim dividend; the amount of this dividend is 50 per cent of that paid on an ordinary share. The second tranche of proceeds will be received in June 2005, reflecting the subscription for further A shares. All A shares will then be consolidated and reclassified as ordinary shares on the basis of one ordinary share for two A shares.

3. Goodwill and exceptional items

                                                       Six months ended     Six months ended           Year ended
                                                      30 September 2003    30 September 2002        31 March 2003
                                                               (pound)m             (pound)m             (pound)m
Goodwill and operating exceptional items
Adjustment to the carrying value of telecoms assets                   -                (25.5)              (25.5)
Business restructuring                                                -                 (3.0)               (3.8)
Goodwill amortisation                                              (4.3)                (3.5)               (7.5)
                                                     -------------------------------------------------------------
                                                                   (4.3)               (32.0)              (36.8)
Non-operating exceptional items
Profit on sale or termination of operations                         2.4                 34.0                34.0
Loss on disposal of fixed assets                                   (2.4)                   -                   -
                                                     -------------------------------------------------------------
                                                                      -                 34.0                34.0

                                                     -------------------------------------------------------------
                                                                   (4.3)                 2.0                (2.8)
                                                     -------------------------------------------------------------

4. Taxation

                                                       Six months ended     Six months ended           Year ended
                                                      30 September 2003    30 September 2002        31 March 2003
                                                               (pound)m             (pound)m             (pound)m
Current tax:
UK corporation tax credit                                           4.8                  7.0                30.9
Overseas tax                                                       (0.1)                   -                (0.1)
Share of joint ventures' tax                                       (2.3)                (0.4)               (1.7)
                                                     -------------------------------------------------------------
                                                                    2.4                  6.6                29.1
Deferred tax:
Gross movement in deferred tax                                    (53.4)               (41.3)              (88.2)
Increase/(decrease) in discount                                    60.5                 (8.1)               (0.3)
Prior period tax adjustments                                          -                    -                 2.6
                                                     -------------------------------------------------------------
                                                                    7.1                (49.4)              (85.9)
Exceptional tax:
Current tax                                                           -                  2.6                 6.3
Deferred tax                                                          -                  3.2                 3.1
                                                     -------------------------------------------------------------
                                                                      -                  5.8                 9.4

                                                     -------------------------------------------------------------
                                                                    9.5                (37.0)              (47.4)
                                                     -------------------------------------------------------------

5. Earnings per share
Basic earnings per share and diluted earnings per share are calculated by dividing profit for the period by the following weighted average number of shares in issue:

                                                           Basic         Diluted
(i)   Period ended 30 September 2003               614.1 million   618.2 million
(ii)  Period ended 30 September 2002 (restated)    605.9 million   607.7 million
(iii) Year ended 31 March 2003 (restated)          606.0 million   607.7 million


For the purposes of calculating the weighted average number of shares used in the earnings per share calculations, the A shares have been treated as part paid ordinary shares, two A shares being equivalent to one ordinary share.

The difference between the weighted average number of shares used in the basic and the diluted earnings per share calculations represents those ordinary shares deemed to have been issued for no consideration on the conversion of all potential dilutive ordinary shares in accordance with FRS 14 (Earnings per Share).

The basic and diluted weighted average number of shares have been restated for all periods prior to the rights issue to reflect the bonus element of the rights issue as required by FRS14. The adjustment factor is based on the consideration received from the first stage of the rights issue. The adjustment factor is 0.9176, calculated using 531.5p per ordinary share, being the closing price on 26 August 2003, the date of approval of the rights issue at the EGM.

The adjustment factor of 0.9176 is calculated as follows:

      Theoretical ex-rights fair value per share        =   487.70  =  0.9176
-------------------------------------------------------    --------
  Fair value per share immediately before exercise of       531.5
                          rights

The theoretical ex-rights fair value per share is calculated as follows:

Fair value of all outstanding shares            +   Total amount received from exercise of rights
-------------------------------------------------------------------------------------------------
Number of shares outstanding before exercise    +   Number of shares issued in the exercise


=    (556.8m ordinary shares * 531.5 pence) + (309.3m A shares * 165 pence)    =  487.70
   --------------------------------------------------------------------------
                 556.8m ordinary shares + 309.3m A shares (1)

(1) The A shares have been treated as part paid ordinary shares, two A shares being equivalent to one ordinary share.

6. Adjusted basic earnings per share
Adjusted basic earnings per share has been calculated by dividing adjusted profit for the period (see below) by the following adjusted weighted average number of shares in issue:

(i)   Period ended 30 September 2003                    648.7 million
(ii)  Period ended 30 September 2002 (restated)         643.1 million
(iii) Year ended 31 March 2003 (restated)               643.2 million

The adjusted weighted average number of shares have been restated for all periods prior to the rights issue using an adjustment factor based on the consideration received from the first stage of the rights issue and assumed proceeds from the second stage, which are due to be received in June 2005. The adjustment factor is 0.8646 calculated using 531.5p per ordinary share, being the closing price on 26 August 2003, the date of approval of the rights issue at the EGM. This adjusted measure has been included to reflect the full bonus element of the rights issue which arose at the first stage, as demonstrated by the movement in the share price following the approval of the rights issue at the EGM. On this basis there will be no further dilutive effect on the share price arising from the subscription of the second tranche.

The adjustment factor of 0.8646 is calculated as follows:

      Theoretical ex-rights fair value per share         =   459.54   =  0.8646
--------------------------------------------------------    --------
  Fair value per share immediately before exercise of        531.5
                        rights

The theoretical ex-rights fair value per share is calculated as follows:

        Fair value of all outstanding shares   +   Total amount received from exercise of rights
---------------------------------------------------------------------------------------------------
Number of shares outstanding before exercise   +   Number of shares issued in the exercise

=    (556.8m ordinary shares * 531.5 pence) + (309.3m A shares * 165 pence) +    =    459.54
                            (309.3m A shares * 165 pence) (2)
  --------------------------------------------------------------------------------------------
           556.8m ordinary shares + 309.3m A shares + 309.3m A shares (2)

(2) Based on consideration received from the first stage of the rights issue (165 pence per A share) plus assumed proceeds from the second stage (165 pence for a further A share). All A shares will then be consolidated and reclassified as ordinary shares on the basis of one ordinary share for two A shares.

The adjusted profit for the period is before goodwill and exceptional items as shown in the consolidated profit and loss account. It excludes:

(i) Period ended 30 September 2003 -(pound)4.3 million in respect of goodwill amortisation and non-operating exceptional items totalling(pound)nil million.

(ii) Period ended 30 September 2002 - (pound)3.0 million charge in respect of restructuring costs, (pound)34.0 million in respect of an exceptional credit on withdrawal from infrastructure management in the Americas, (pound)25.5 million exceptional charge from the FRS 11 adjustment to the carrying value of the telecoms assets, (pound)5.8 million exceptional tax credit and (pound)3.5 million in respect of goodwill amortisation;

(iii) Year ended 31 March 2003 - (pound)3.8 million charge in respect of restructuring costs, (pound)34.0 million in respect of an exceptional credit on withdrawal from infrastructure management in the Americas, (pound)25.5 million exceptional charge from the FRS 11 adjustment to the carrying value of the telecoms assets, (pound)9.4 million exceptional tax credit and (pound)7.5 million in respect of goodwill amortisation.

Adjusted basic earnings per share excluding deferred tax has been derived by taking the adjusted profit for the period as above and excluding the deferred tax credit in the period of (pound)7.1 million (2002: (pound)49.4 million charge).

7. Adjusted interest cover
Adjusted interest cover is calculated as the number of times the interest charge for the period is covered by profit from continuing operations before non-operating items, interest, taxation, exceptional items and goodwill amortisation. This measure has been included to provide information on the ability of the underlying business to finance its operations.

8. Interest cover
Interest cover is calculated as the number of times the interest charge for the period is covered by profit on ordinary activities before interest.

9. Adjusted dividend cover
Adjusted dividend cover is calculated by dividing profit for the period before exceptional items and goodwill amortisation by the dividend charge. This measure has been included to provide additional information about the company's core business performance.

10. Dividend cover
Dividend cover is calculated by dividing profit for the period by the dividend charge.

11. Dividends

                                                        Six months ended    Six months ended         Year ended
                                                       30 September 2003   30 September 2002      31 March 2003
                                                                (pound)m            (pound)m           (pound)m
The charge for dividends to shareholders comprises:
Interim dividend                                                   102.6                86.2               86.2
Final dividend                                                         -                   -              178.6
                                                      ----------------------------------------------------------
                                                                   102.6                86.2              264.8
                                                      ----------------------------------------------------------

Prior period dividends per ordinary share have been re-presented for comparative purposes to take account of the bonus element of the first stage of the rights issue. The factor applied to the prior period dividends is 0.9072, calculated using 576.0 pence per ordinary share, this being the closing price on 25 July 2003, the last business day prior to the announcement of the rights issue. For example, the re-presented dividend per ordinary share for the period ended 30 September 2002 is calculated by multiplying the dividend per ordinary share of
15.5 pence by the factor of 0.9072.

The interim dividend of 14.43 pence per ordinary share and 7.215 pence per A share will be paid on 9 February 2004 to shareholders on the register at the close of business on 19 December 2003. The ex-dividend date for the interim dividend is 17 December 2003.

12. Summary of Differences Between UK and US Accounting Principles Generally Accepted
The interim consolidated financial statements of the group as of and for the six month periods ended 30 September 2003 and 30 September 2002 are unaudited and have been prepared in accordance with UK GAAP and the rules and regulations of the Securities and Exchange Commission for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in accordance with UK GAAP have been condensed or omitted pursuant to such rules and regulations. UK GAAP differs in certain respects from accounting principles generally accepted in the United States of America (US GAAP).

Differences which have a significant effect on the unaudited consolidated net income, shareholders' equity and financial position of the group are set out below. In the opinion of management, the summary of GAAP differences set out in this footnote reflects all adjustments which are necessary to present fairly the financial position, results of operations and cash flows in accordance with US GAAP for the interim periods. The financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company's Annual Report on Form 20-F for the year ended 31 March 2003. The results for the six month period ended 30 September 2003 are not necessarily indicative of the results that may be expected for the year ending 31 March 2004.

As described in note 2, during the period ended 30 September 2003 the group announced a 5 for 9 rights issue, structured so that the proceeds are received in two stages. The first tranche was received during September 2003. Basic and diluted earnings per share have been adjusted for all periods prior to the rights issue to reflect the bonus element of the rights issue as required by Financial Reporting Standard No. 14, Earnings per Share. Further details of the adjustment are given in note 5. The same adjustments are required under US GAAP.

In the interim period ended 30 September 2003 the group has adopted for the first time Statement of Financial Accounting Standards No. 143 ("SFAS 143"), Accounting for Asset Retirement Obligations, Statement of Financial Accounting Standards No. 145 ("SFAS 145"), Rescission of FASB statements nos. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections, Statement of Financial Accounting Standards No. 149 ("SFAS 149"), Amendment to Statement 133 on Derivative Instruments and Hedging Activities, Statement of Financial Accounting Standards No. 150 ("SFAS 150"), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity and FASB Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities
(VIEs), for new VIEs created since 1 February 2003. The adoption of these standards has had no material effect on the interim financial position, results of operations or cash flows.

         Effect on net income of differences between UK and US GAAP

                                                                                     Six months ended
                                                                          30 September 2003     30 September 2002
                                                                                   (pound)m              (pound)m
                                                                 Note
         Net income in accordance with UK GAAP                                        175.2                 127.6
         US GAAP adjustments:
         Pensions                                                12(a)                (11.6)                 (3.3)
         Infrastructure renewals                                                       11.2                  28.5
         Depreciation of infrastructure assets                                        (12.2)                (11.8)
         Provisions                                                                       -                 (38.3)
         Capitalisation of interest                                                    33.5                  29.4
         Amortisation of capitalised interest                                          (5.6)                 (5.0)
         Amortisation of goodwill                                12(b)                  4.3                   3.5
         Impairment of long-lived assets                         12(c)                 (1.6)                 25.5
         Fair value of derivative instruments                    12(d)                (43.2)                 78.6
         Currency translation adjustment                                                  -                  (6.8)
         Share compensation costs                                                      (0.3)                 (0.5)
         Revenue and profit recognition                          12(e)                 (7.2)                (15.6)
         Deferred taxes                                                               (60.8)                  8.6
         Tax effect of US GAAP adjustments                                             11.1                 (32.7)
                                                                        ------------------------------------------
         Net income in accordance with US GAAP                                         92.8                 187.7
                                                                        ------------------------------------------


                                                                                     Six months ended
                                                                               30 September          30 September
                                                                                       2003                  2002

         Net income per(pound)1 ordinary share (pence) in                              15.1                  31.0
         accordance with US GAAP basic method from continuing
         operations

         Net income per(pound)1 ordinary share (pence) in accordance with              15.0                  30.8
         US GAAP diluted method from continuing operations


         Cumulative effect on shareholders' equity of differences between UK and US GAAP

                                                                                      As at                 As at
                                                                               30 September              31 March
                                                                                       2003                  2003
                                                                 Note              (pound)m              (pound)m

         Shareholders' equity in accordance with UK GAAP                            3,110.8               2,533.6
         US GAAP adjustments:
         Pensions                                                12(a)               (388.9)               (377.3)
         Infrastructure renewals                                                      142.9                 131.7
         Depreciation of infrastructure assets                                       (233.8)               (221.6)
         Capitalisation of interest                                                   559.4                 525.9
         Amortisation of interest                                                     (68.6)                (63.0)
         Goodwill                                                12(b)                908.7                 904.4
         Impairment of long-lived assets                         12(c)                 22.2                  23.8
         Fair value of derivative instruments                    12(d)                 68.3                  95.9
         Share compensation costs                                                       4.5                   3.5
         Revenue and profit recognition                          12(e)                (38.6)                (31.4)
         Deferred taxes                                                              (890.6)               (829.8)
         Dividends                                                                    102.6                 178.6
         Tax effect of US GAAP adjustments                                            (15.2)                (19.5)
                                                                        ------------------------------------------

         Shareholders' equity in accordance with US GAAP                            3,283.7               2,854.8
                                                                        ------------------------------------------

(a)      Pensions
Under UK GAAP, the group has recognised a pre-paid pension cost of (pound)77.5 million and (pound)58.5 million as of 30 September 2003 and 31 March 2003, respectively. Under US GAAP, the group has recognised a pension liability of (pound)315.5 million (net of prepayment of (pound)39.0 million) and (pound)322.9 million (net of prepayment of (pound)31.6 million) as of 30 September 2003 and 31 March 2003 respectively, of which (pound)350.4 million and (pound)350.4 million has been recorded within accumulated other comprehensive income as of 30 September 2003 and 31 March 2003, respectively. (pound)4.1 million was recorded as an intangible asset at 30 September 2003 and 31 March 2003.

(b)      Goodwill
Under US GAAP the gross goodwill adjustment as at 30 September 2003 and 31 March 2003 was (pound)1,068.4 million. The accumulated amortisation adjustment under US GAAP as at 30 September 2003 and 31 March 2003 was (pound)159.7 million and (pound)164.0 million respectively.

Goodwill amortisation including that related to investments in joint ventures under UK GAAP in the periods ended 30 September 2003 and 2002 was (pound)4.3 million and (pound)3.5 million, respectively.

Goodwill previously written off to reserves in the period ended 30 September 2003 and year ended 31 March 2003 of (pound)nil and (pound)0.9 million respectively was released from reserves in relation to disposals under UK GAAP.

(c)     Impairment of long-lived assets
In the period to 30 September 2002, in accordance with FRS 11, the group performed an impairment review within its telecommunications business. This resulted in an exceptional adjustment to value of (pound)25.5 million representing tangible assets of (pound)14.6 million, intangible assets of (pound)8.6 million and goodwill of (pound)2.3 million. Under US GAAP, there is no indication of impairment of long-lived assets, in the telecommunications business on an undiscounted cash flow basis in accordance with SFAS 144 in the periods ended 30 September 2003 or 2002. In addition, no impairment of goodwill under SFAS 142 was required in the periods ended 30 September 2003 or 2002. The tangible and intangible assets impaired under UK GAAP continue to be depreciated under US GAAP resulting in a charge to income of (pound)1.6 million and (pound)nil in the periods ending 30 September 2003 and 2002, respectively.

(d)      Fair value of derivative instruments
In accordance with the transition provisions of SFAS 133, the group recorded, at 1 April 2001, a net-of-tax cumulative-effect reduction of (pound)88.1 million in accumulated other comprehensive income within shareholders' equity to recognise at fair value all derivatives that were previously designated as cash flow type hedging instruments. Of the transition adjustment of (pound)88.1 million in accumulated comprehensive income, (pound)56.4 million has been reclassified into earnings at 30 September 2003 ((pound)45.5 million at 31 March 2003).

Additionally, a fair value adjustment recognised in accordance with the transition provisions of SFAS 133 increased debt by (pound)163.0 million which was offset by a corresponding amount to record derivatives previously designated as fair value type hedging instruments. The fair value adjustment to debt is being amortised over the period of the debt in accordance with the transitional rules.

At 30 September 2003 and 31 March 2003, the balance sheet includes current derivative assets of (pound)320.3 million and (pound)379.3 million, current derivative liabilities of (pound)23.2 million and (pound)23.2 million and non-current derivative liabilities of (pound)228.8 million and (pound)260.2 million, respectively.

(e)      Revenue and profit recognition
The reduction in revenue under US GAAP is (pound)5.2 million in the period ended 30 September 2003 ((pound)28.5 million in the period ended 30 September 2002).

(f)      Classification differences
In addition to the differences between UK GAAP and US GAAP related to the recognition and measurement of transactions by the group, there are also a number of differences in the manner in which items are classified in the consolidated profit and loss account. These differences have no impact on net income or shareholders' equity.

Provisions for liabilities and charges
Provisions for liabilities and charges under UK GAAP include (pound)5.0 million ((pound)9.4 million at 31 March 2003) which are due within one year and which would be reclassified to current liabilities under US GAAP. The remainder of the provisions would be reclassified as long-term liabilities under US GAAP.

Grants
Under UK GAAP, grants (other than capital contributions towards infrastructure assets) are disclosed within deferred grants and contributions as creditors in the balance sheet. Under US GAAP, these amounts would be set against the assets to which they relate and (pound)290.1 million ((pound)285.5 million at 31 March
2003) would be reclassified from long-term liabilities to tangible fixed assets.

Equity method investments
Under UK GAAP, the share of joint ventures' operating results excludes share of joint ventures' interest and share of joint ventures' tax. These amounts are included within "Interest payable and similar charges" and "Taxation charge" respectively. Under US GAAP, all of these amounts are included within "Equity in earnings/(losses) of affiliates". Under UK GAAP investments in joint ventures are classified under the heading investments within fixed assets. Under US GAAP, investments in joint ventures are classified as investments in equity affiliates.

(g)      Cash flows
Set out below is a summary consolidated statement of cash flows under US GAAP:

                                                                             Six months ended
                                                                         30 September       30 September
                                                                                 2003               2002
                                                                             (pound)m          (pound)m
         Net cash provided by operating activities                              290.5              262.0
         Net cash used in investing activities                                 (476.8)            (298.4)
         Net cash provided by financing activities                              178.8               45.7
         Effect of exchange rate changes on cash                                  0.3               (0.2)
                                                                        ---------------------------------
         Net (decrease)/increase in cash and cash equivalents                    (7.2)               9.1
         Cash and cash equivalents at beginning of period                        38.5               18.9
                                                                        ---------------------------------

         Cash and cash equivalents at end of period                              31.3               28.0
                                                                        ---------------------------------

In the period ended 30 September 2003, a non-cash item of (pound)6.3 million arises in relation to financing activities.

(h)      Earnings per share (EPS)
Earnings per share computed in accordance with US GAAP has been based on the following number of shares:

                                                                         30 September       30 September
                                                                                 2003               2002
                                                                              million            million
         Weighted average number of shares under US GAAP- basic EPS             614.1              605.9
         Common stock equivalents- dilutive share options                         6.4                2.8
                                                                        ---------------------------------

         Weighted average number of shares under US GAAP- diluted EPS           620.5              608.7
                                                                        ---------------------------------

The weighted average number of shares have been adjusted at 30 September 2002, which was prior to the rights issue, using an adjustment factor of 0.9176, based on the consideration received from the first stage of the rights issue.

(i)      Contingent liabilities
The company guaranteed certain loans and overdrafts of group undertakings, which are included in the consolidated balance sheet, up to a maximum amount of (pound)707.1 million ((pound)715.8 million as at 31 March 2003), including (pound)617.1 million ((pound)625.8 million as at 31 March 2003) relating to United Utilities Water PLC's loans from European Investment Bank and (pound)90.0 million ((pound)90.0 million as at 31 March 2003) relating to United Utilities Electricity PLC's loans from European Investment Bank.

The company has entered into performance bonds in the ordinary course of business.

(j) Newly issued but not yet adopted accounting standards and pronouncements

United Kingdom

UITF Abstract 38 ("UITF 38"), Accounting for ESOP Trusts
UITF 38, issued in December 2003, supersedes UITF Abstract 13. It changes the presentation of an entity's own shares held in an ESOP trust from requiring them to be recognised as assets to requiring them to be deducted in arriving at shareholders' funds. Companies are required to adopt UITF 38 for accounting periods ending on or after 22 June 2004. The group does not expect the adoption of UITF 38 to have a material effect on the consolidated financial position, results of operations or cash flows.

United States of America

FASB Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest
Entities
FIN 46, issued in January 2003, provides guidance for identifying a controlling interest in a Variable Interest Entity ("VIE") established by means other than voting interests. FIN 46 requires consolidation of a VIE by an enterprise that holds such a controlling interest. This Interpretation has been adopted for VIEs created after 31 January 2003. For VIEs in which the group holds a variable interest that it acquired before 1 February 2003, the Interpretation will be effective as of 1 April 2004 or at such earlier date at which one or more of the following occur: (i) the entity's governing documents or the contractual arrangements amongst the parties involve change, (ii) the equity investment or some part thereof is returned to the investors, and other parties become exposed to expected losses, or (iii) the entity undertakes additional activities or acquires additional assets that increase the entity's expected losses.


CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This interim results statement contains certain forward-looking statements with respect to the financial condition, results of operations and business of the company.

Statements that are not historical facts, including statements about the company's beliefs and expectations, are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", "potential", "reasonably possible" and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, estimates and projections, and therefore investors should not rely on them. Forward-looking statements speak only as of the date they are made, and the company undertakes no obligation to update publicly any of them in the light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. The company cautions investors that a number of important factors could cause actual results to differ materially from those anticipated or implied in any forward-looking statements. These factors include: (i) the effect of, and changes in, regulation and government policy; (ii) the effects of competition and price pressures;
(iii) the ability of the company to achieve cost savings and operational synergies; (iv) the ability of the company to service its future operations and capital requirements; (v) the timely development and acceptance of new products and services by the company; (vi) the effect of technological changes; and (vii) the company's success at managing the risks of the foregoing. The company cautions that the foregoing list of important factors does not address all the factors that could cause the results to differ materially.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



United Utilities PLC
          Registrant

Dated: 12 January 2003

                                                By: /s/ Paul Davies
                                                    ---------------------------
                                                    Paul Davies
                                                    Assistant Company Secretary